                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   1      )*
                                          ---------

                          Dominion Bridge Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    0002571921
           --------------------------------------------------------
                                 (CUSIP Number)

     Douglas A. Gerrard, Deere Park Equities, L.L., 650 Dundee Road, Suite 460,
                 Northbrook, IL 60062; Telphone no. (847) 509-8500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 2, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s)

CUSIP No. 0002571921                 13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Dominion Park, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/(1)
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC/OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  6,557,560
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,490,100
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     6,557,560
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                      / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     20.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------------------------
(1) The filing person is also filing this Schedule 13D in its individual capacity.

CUSIP No. 0002571921                 13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Deere Park Equities, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/(2)
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC/OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Illinois
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  6,557,560
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,490,100
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     6,557,560
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                  / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     20.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------------------------
(2) The filing person is also filing this Schedule 13D in its individual capacity.

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Douglas A. Gerrard

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/(3)
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                            / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  6,557,560
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,490,100
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     6,557,560
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     20.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------------------------
(3) The filing person is also filing this Schedule 13D in his individual capacity.

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Allen Gerrard

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Wellgate International Ltd.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/(4)
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC/OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                               / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     British Virgin Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  6,557,560
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,990,100
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     6,557,560
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                               / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     20.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------------------------
(4) The filing person is slso filing this Schedule 13D in its individual capacity.

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Michel L. Marengere

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/(5)
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  6,557,560
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  6,355,192
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     6,557,560
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                  / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     20.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


----------------------------------------------
(5) The filing person is also filing this Schedule 13D in his individual capacity.

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Fidutech Technologies, Inc.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,359,792
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,359,792
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Nicolas Matossian

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/(6)
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  6,557,560
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  46,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,490,100
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     6,557,560
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     20.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------------------------
(6) The filing person is also filing this Schedule 13D in his individual capacity.

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Greyhorse Resources (Canada) Ltd.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                               / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     4,0000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .01%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Chris Theodoropoulos

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  20,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     20,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .06%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Olivier Despres

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                      / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     J. Arthur Gelinas

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                       / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  20,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     20,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .06%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Robert Chartier

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  20,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     20,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                      / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .06%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Jacques Delorme

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  26,868
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  5,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     31,868
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Servidel Inc.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                               / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  5,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     5,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .02%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Vitold Jordan

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  20,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  5,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     25,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                     /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .08%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Ted Shtym

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  20,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     20,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .06%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Rosalba Nespeca

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  15,500
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     15,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .05%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Micheline Prud'homme

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                           / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  5,300
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     5,300
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                 / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .02%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002571921                 13D
          -----------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Rene Amyot

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                               / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                  / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

    No change.

ITEM 2.  IDENTITY AND BACKGROUND.

    Item 2 remains unchanged, except that the following information is hereby added thereto:

    This statement is also filed by Dominion Park, L.L.C., a Delaware limited liability company with a business address of 650 Dundee Road, Suite 460, Northbrook, IL 60062 ("Dominion Park"), by Wellgate International Ltd., a British Virgin Islands corporation with a business address of c/o Michel Marengere, Dominion Bridge Corporation, 500 Notre Dame Street, 3rd Floor, Lachine, Quebec CANADA H8S 2B2 ("Wellgate"), and by Allen Gerrard, an individual of United States citizenship with a business address of 650 Dundee Road, Suite 460, Northbrook, IL 60062 ("Allen"). Marengere and Matossian are the sole shareholders, executive officers and directors of Wellgate. Wellgate and the LLC are the sole members of Dominion Park and Gerrard, Feldman, Marengere and Matossian are the sole members of the Board of Managers of Dominion Park. Together with the LLC, Gerrard, STG, Feldman, Marengere, FTI, Matossian, Greyhorse, Theodoropoulos, Despres, Gelinas, Chartier, Delorme, Servidel, Jordan, Shtym, Nespeca, Prud'homme and Amyot, Dominion Park, Wellgate and Allen are sometimes collectively referred to herein as the "Group" and, individually, as "Group Members." Any disclosures herein with respect to persons other than Group Members are made on information and belief after making inquiry to the appropriate party. Each of Dominion Park and Wellgate is engaged in the investment business. Allen is a practicing attorney. The purpose of this Amendment No. 1 is to supplement certain information reported on (i) the statement on Schedule 13D filed with the Securities and Exchange Commission by the individuals and entities set forth below under Item 2 and (ii) the statement on Schedule 13D filed by Michel L. Marengere dated Septemer 30,
1993 (the "Marengere 13D") with respect to the beneficial ownership of the Common Stock, par value $.001 per share, issued by Dominion Bridge
Corporation.

    This Statement is also filed by each of Dominion Park, Wellgate, Matossian and Marengere in their individual capacities.

    Neither Dominion Park, Wellgate nor Allen has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    Neither Dominion Park, Wellgate nor Allen has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 remains unchanged, except that the following information is hereby added thereto:

    On September 2, 1997, the LLC entered into a Letter Agreement with
Matossian and Marengere, dated as of August 29, 1997 but executed on September 2, 1997, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the "Dominion Park Letter Agreement"). The Dominion Park Letter Agreement identifies Dominion Park as the "Newco" referred to in the Letter Agreement dated August 19, 1997. Pursuant to the Dominion Park Letter Agreement, the LLC made a loan in the amount $4,760,000 (the "LLC Loan"). The proceeds of the LLC Loan were used by the members of Management, Prud'homme and Amyot to exercise the options to purchase an aggregate of 2,380,000 shares of Common Stock (the "Option Shares") held by them. The Option Shares were then contributed by Management to Wellgate and Wellgate, in turn, contributed the Option Shares to Dominion Park. In consideration of the transfer of the Option Shares to Dominion Park, Dominion Park agreed to assume the obligation of Management to repay the LLC Loan and, to evidence such obligation, issued to the LLC a Secured Promissory Note, dated as of August 29, 1997 but executed on September 2, 1997, in the amount of $4,760,000 (the "Dominion Park Note"), a copy of which is attached hereto as
Exhibit 2 and incorporated herein by reference. As security for its payment of the Dominion Park Note, Dominion Park executed a Stock Pledge and Security Agreement, dated as of August 29, 1997 but executed on September 2, 1997, between Dominion Park and the LLC (the "Dominion Park Pledge Agreement"), a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference, with respect to the 4,490,000 shares of Common Stock owned by Dominion Park (and any shares of Common Stock thereafter acquired by Dominion Park). To provide additional security for repayment of the LLC Loan, Wellgate issued to the LLC a Limited Recourse Guarantee, dated as of August 29, 1997 but executed on September 2, 1997 (the "Guarantee"), a copy of which is attached hereto as
Exhibit 4 and incorporated herein by reference. The Guarantee is secured by a Stock Pledge and Security Agreement, dated as of August 29, 1997 but executed on September 2, 1997 (the "Wellgate Pledge Agreement"), a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference. Pursuant to the Wellgate Pledge Agreement, Wellgate pledged to the LLC 500,000 shares of Common Stock, 300,000 of which had been contributed by FTI to Wellgate and 200,000 of which had been contributed by Greyhorse to Wellgate.

    In addition to providing for the LLC Loan, the Dominion Park Letter Agreement provides that two nominees designated by the LLC shall be appointed as additional members of the Company's Board of Directors. The LLC has identified Allen and Feldman as such nominees. The Dominion Park Letter Agreement also provides that the Company shall use its best efforts to register all Option Shares for sale under the Securities Act of 1933.

    In addition, on August 29, 1997, the LLC contributed the Privately
Purchased Shares and the Market Shares to Dominion Park, and the members of Management, FTI, Greyhorse, Servidel, Jordan's spouse, Prud'homme and Amyot executed, or will execute, voting proxies in favor of Dominion Park with respect to an aggregate of 1,567,460 shares of Common Stock owned by them (which are not Option Shares) and with respect to any additional shares of the Company's Common Stock acquired at any time prior to or during the existence of Dominion Park.

    A copy of the Edinov Agreement, referred to in the Marengere 13D, is attached hereto as Exhibit 6 and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

    Item 4 remains unchanged, except that the following information is hereby added thereto:

    Like the other Group Members, each of Dominion Park and Wellgate acquired its shares of Common Stock for investment purposes.

    On August 18, 1997, the Committee announced that it had not obtained the number of shareholder consents required under Delaware law to remove the Company's senior management. However, the Committee further announced that in order to commence a second consent solicitation, it had set a new record date of August 20, 1997. The Group continues to oppose such solicitation and certain members thereof are engaged in discussions with representatives of the Committee, with a view to settling the dispute.

    Members of the Group are in the process of formulating a proposal with a third party regarding a business combination with the Company. The Group or its members may also explore the possibility of entering into a business combination with other third parties in the future. To date, no agreement has been reached regarding price or other terms of any such proposal; and no assurances can be given that any of the Group's efforts will result in the development or submission to the Company of a definitive proposal.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 31,432,648 shares outstanding, which is the total number of shares of Common Stock outstanding on August 5, 1997 (29,052,648 shares), as reported by the Company in its Form 10-Q for the period ending June 30, 1997, filed with the Securities and Exchange Commission on August 14, 1997, in addition to the 2,380,000 Option Shares which have been issued since the date of the Schedule 13D (see Item 3 hereof) and are presently outstanding.

    Each of the Group, Dominion Park, the LLC, Gerrard, Wellgate, Marengere and Matossian beneficially owns 6,557,560 shares of Common Stock, representing approximately 20.9% of the number of issued and outstanding shares of Common Stock. This number includes the shares owned by Marengere's spouse. See Prud'homme below.

    FTI beneficially owns 1,359,792 shares, representing approximately 4.3% of the number of issued and outstanding shares of Common Stock.

    Greyhorse beneficially owns 4,000 shares, representing approximately .01% of the number of issued and outstanding shares of Common Stock.

    Theodoropoulos beneficially owns 20,000 shares, representing approximately .06% of the number of issued and outstanding shares of Common Stock.

    Gelinas beneficially owns 20,000 shares, representing approximately .06% of the number of issued and outstanding shares of Common Stock.

    Chartier beneficially owns 20,000 shares, representing approximately .06% of the number of issued and outstanding shares of Common Stock.

    Delorme beneficially owns 26,868 shares, representing approximately .1% of the number of issued and outstanding shares of Common Stock.

    Servidel beneficially owns 5,000 shares, representing approximately .02% of the number of issued and outstanding shares of Common Stock.

    Jordan beneficially owns 25,000 shares, representing approximately .08% of the number of issued and outstanding shares of Common Stock. Such number of shares includes 5,000 shares owned by Jordan's spouse.

    Shtym beneficially owns 20,000 shares, representing approximately .06% of the number of issued and outstanding shares of Common Stock.

    Nespeca beneficially owns 15,500 shares, representing approximately .5% of the number of issued and outstanding shares of Common Stock.

    Prud'homme beneficially owns 5,300 shares, representing approximately .02% of the number of issued and outstanding shares of Common Stock.

Neither STG, Consolidated Nominees, any person listed on Schedule A to the
Schedule 13D, Feldman, Allen, Despres or Amyot beneficially owns any shares of the Company's Common Stock.

    (b) Each of Dominion Park, the LLC, Gerrard, Wellgate, Marengere and Matossian shares the power to vote all 6,557,560 shares of Common Stock beneficially owned by it or him with the others, and the power to dispose of 4,490,100 shares of Common Stock beneficially owned by him or it with the others. Subject to the provisions of the Wellgate Pledge Agreement, each of Wellgate, Marengere and Matossian shares the power to dispose of 500,000 shares of Common Stock beneficially owned by it or him with the others. Each of Marengere and FTI shares the power to dispose of the 1,359,792 shares of Common Stock as to which they share beneficial ownership. Each of Marengere and Prud'homme shares the power to dispose of the 5,300 shares of Common Stock as to which they share beneficial ownership. Each of Matossian and Greyhorse shares the power to dispose of the 4,000 shares of Common Stock as to which they share beneficial ownership. Each of Delorme and Servidel shares the power to dispose of the 5,000 shares as to which they share beneficial ownership. Each of the other Group Members has sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him or her.

    (c)  No change.

    (d)  See Item 4 hereof.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Item 6 remains unchanged, except that the following information is hereby added thereto:

    Marengere and Matossian are the sole shareholders, executive officers and directors of Wellgate. Wellgate and the LLC are the sole members of Dominion Park and Gerrard, Feldman, Marengere and Matossian are the sole members of the Board of Managers of Dominion Park. Allen and Feldman have been nominated by the LLC to serve on the Board of Directors of the Company.

    Each of Dominion Park, Wellgate and Allen has executed a Joint Filing Agreement, dated as of September 11, 1997 (the "Joint Filing Agreement"), pursuant to Rule 13d-1(f) of the Exchange Act, pursuant to which such Group Members granted a power of attorney in favor of Gerrard to execute on their behalf this Schedule 13D and all amendments hereto and such other documents in connection therewith, and to file the same with the Securities and Exchange Commission on behalf of such Group Members.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.     Dominion Park Letter Agreement

     2.     Dominion Park Note

     3.     Dominion Park Pledge Agreement

     4.     Guarantee

     5.     Wellgate Pledge Agreement

     6.     Edinov Agreement

     7.     Joint Filing Agreement

                                      SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 1997


                                       /s/ Douglas A. Gerrard
                                       ---------------------------------------
                                                Douglas A. Gerrard

                                    EXHIBIT INDEX

Exhibit No.        Document

    1. Letter Agreement, dated August 29, 1997, from Michel Marengere and Nicholas Matossian to Deere Park Equities, L.L.C.

    2. Secured Promissory Note, dated August 29, 1997, issued by Dominion Park, L.L.C. to Deere Park Equities, L.L.C.

    3. Stock Pledge and Security Agreement, dated August 29, 1997, between Dominion Park and Deere Park Equities, L.L.C.

    4. Limited Recourse Guarantee, dated August 29, 1997, issued by Wellgate International Ltd. to Deere Park Equities, L.L.C.

    5. Stock Pledge and Security Agreement, dated August 29, 1997, issued by Wellgate International Ltd. to Deere Park Equities, L.L.C.

    6. Arrangement Agreement, dated June 25, 1993, among Cedar Group Inc., Edinov Technologies Inc. and Fidutech Technologies Inc.

    7. Joint Filing Agreement, dated September 12, 1997, pursuant to Rule 13d-1(f), including Power of Attorney granted to Douglas A. Gerrard to sign Schedule 13D and all amendments thereto, and to file the same with the Securities and Exchange Commission, and other documents in connection therewith, on behalf of each of the Group Members.